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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

TIMCO Aviation Services, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
887151-20-7
(CUSIP Number)
Lacy J. Harber
LJH, Ltd.
377 Neva Lane
Denison, Texas 75020
(903) 465-6937
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	887151-20-7

1	NAMES OF REPORTING PERSONS: Lacy J. Harber

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,385,812 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,385,812 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,385,812 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

71.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	887151-20-7

1	NAMES OF REPORTING PERSONS: John R. Cawthron

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,385,812 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,385,812 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,385,812 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

71.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	887151-20-7

1	NAMES OF REPORTING PERSONS: TAS Holding, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
xxx-xx-xxxx

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,508,211 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

21,508,211 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds and Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
Item 7. Materials to be Filed as Exhibits
SIGNATURES
INDEX TO EXHIBITS
Agreement Re: Joint Filing
Agreement and Plan of Merger
Conversion, Support and Release Agreement
Escrow Agreement
Amendment to Amended and Restated Transaction Agreement

AMENDMENT TO SCHEDULE 13D
     This Amendment to Schedule 13D (this “Schedule 13D/A”) constitutes Amendment No. 14 to the Schedule 13D, as amended (the “LJH Schedule 13D”), filed by Lacy J. Harber, John R. Cawthron and TAS Holding, Inc.
Item 1. Security and Issuer
     This Schedule 13D/A relates to the common stock, $0.001 par value per share (the “Common Stock”) of TIMCO Aviation Services, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 623 Radar Road, Greensboro, North Carolina 27410.
     All percentages of the class of Common Stock used herein are calculated based upon 21,441,040 shares of Common Stock outstanding as of March 31, 2006, as reported by the Issuer in its Form 10-Q for the period then ended.
Item 2. Identity and Background
     This Schedule 13D/A is filed by Lacy J. Harber, John R. Cawthron and TAS Holding, Inc., a Delaware corporation (“Newco” and, collectively, with Messrs. Harber and Cawthron, the “Reporting Persons”). The Reporting Persons have agreed to file this Schedule 13D/A jointly. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in this Schedule 13D/A.
     Lacy J. Harber is the ultimate beneficial owner of all of the 15,385,812 shares of Common Stock that are reported in this Schedule 13D/A as owned of record by LJH, Ltd. (“LJH”). All of such shares of Common Stock are owned of record by LJH, a Texas limited partnership, the sole general partner of which is DLH Management, L.L.C. (“DLH”) and Mr. Harber is the sole managing member of DLH. Mr. Harber is the ultimate beneficial owner of LJH and therefore the ultimate beneficial owner of all of such shares of Common Stock. Mr. Harber has sole dispositive power over all of such shares of Common Stock. LJH has granted to Mr. Cawthron a revocable proxy to vote all shares of Common Stock that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer. Mr. Harber therefore shares voting power with respect to such shares with Mr. Cawthron.
     The principal business of LJH is investments and its business address, and the business address of Mr. Harber and of LJH is 377 Neva Lane, Denison, Texas, 75020. Mr. Harber, a self-employed investor, is a citizen of the United States of America.
     John R. Cawthron is the holder of a revocable proxy to vote all shares of Common Stock that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer. Mr. Cawthron therefore shares voting power with respect to such shares with Mr. Harber. Mr. Cawthron has no dispositive power with respect to such shares, and disclaims any pecuniary interest in such shares. Mr. Cawthron was elected as a member of the Issuer’s board of directors by action of the board effective February 6, 2006 and became the chief executive officer of the Issuer effective April 20, 2006.
     The principal business address of Mr. Cawthron is 623 Radar Road, Greensboro, North Carolina 27410. Mr. Cawthron also serves as managing partner and a director for several Texas-based business ventures ranging from service entities to commercial land development. Mr. Cawthron is a citizen of the United States of America.
     Newco (TAS Holding, Inc.) is a Delaware corporation, formed on April 10, 2006, for the purpose of engaging in the proposed transactions described in Items 4 and 6. Mr. Cawthron is the sole officer and director of Newco. The business address of Newco is 377 Neva Lane, Denison, Texas, 75020.
     During the last five years, none of Mr. Harber, Mr. Cawthron, Newco or LJH has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Persons believe that upon receipt of confirmation of the Special Committee of the Issuer’s board of directors that the Issuer was willing to proceed with negotiations of the transactions described in items 4 and 6 below, they formed a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1 thereunder, with: Owl Creek I, L.P., a Delaware limited partnership (“Owl Creek I”); Owl Creek II, L.P., a Delaware limited partnership (“Owl

Creek II”); Owl Creek Advisors, LLC, a Delaware limited liability company that is the general partner of Owl Creek I and Owl Creek II (the “OC General Partner”); Owl Creek Asset Management, L.P. a Delaware limited partnership (the “OC Investment Manager”), which is the investment manager for Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Overseas”), Owl Creek Overseas Fund II, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Overseas II”) and for Owl Creek Socially Responsible Investment Fund, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Socially Responsible”); and Jeffrey A. Altman. Owl Creek I, Owl Creek II, Owl Creek Overseas, Owl Creek Overseas II and Owl Creek Socially Responsible are sometimes referred to collectively in this Schedule 13D/A as the “Owl Creek Investors.” The Owl Creek Investors, the OC General Partner, the OC Investment Manager and Jeffrey A. Altman are sometimes referred to collectively in this Schedule 13D/A as the “Owl Creek Parties.” The Owl Creek Investors and LJH are sometimes referred to collectively in this Schedule 13D/A as the “Investors.”
     The Owl Creek Parties and the Reporting Persons have elected to satisfy their filing requirements with respect to Schedule 13D by making individual filings (one filing for the Reporting Persons and one filing for the Owl Creek Parties) rather than by making a single joint filing. For information regarding the Owl Creek Parties, including information with respect to the Items called for by Schedule 13D, please see the Owl Creek 13D, which is available on the SEC’s website at www.sec.gov.
Item 3. Source and Amount of Funds and Other Consideration
     All shares of Common Stock purchased by LJH have been purchased using personal investment funds on hand or provided by Mr. Harber, including funds borrowed from a financial institution using a personal line of credit that is not secured by the Common Stock owned or to be acquired by LJH. All funds to be provided by LJH for deposit in escrow as described in Items 4 and 6 below will come from the same sources.
     Funds required by Newco for the transactions described in Items 4 and 6 will be provided by capital contributions from LJH and from the Owl Creek Parties pursuant to the Transaction Agreement.
Item 4. Purpose of Transaction
Item 4 is amended by adding the following:
     Effective as of July 31, 2006, Newco and the Issuer have entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) whereby the Issuer agrees to merge with Newco in a transaction that would pay holders of the Issuer’s outstanding Common Stock, other than the Investors, cash consideration of $4.00 per share (the “Merger”). A special committee of the Issuer’s board of directors approved the terms of the Merger Agreement on July 31, 2006. The summary of the Merger Agreement set forth herein is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibit 99.2 hereto.
     Also effective as of July 31, 2006, the Investors and the Issuer have entered into a Conversion, Support and Release Agreement (the “Conversion Agreement”) whereby, upon written notice to the Issuer provided by LJH prior to the consummation of the Merger, the Issuer agrees to issue to LJH and the Owl Creek Parties up to 2,400,000 shares of the Issuer’s Common Stock at a price of $2.50 per share (the “Company Stock Issuance”) in exchange for and in satisfaction of up to the outstanding principal balance of the $6 million subordinated loan provided by the Investors to the Issuer as further described below in Item 6, subject to the terms and conditions stated therein. The summary of the Conversion Agreement set forth herein is qualified in its entirety by reference to the full text of the Conversion Agreement which is filed as Exhibit 99.3 hereto.
     Under the terms of the Merger Agreement, once the Merger is consummated the Issuer will become a wholly owned subsidiary of the Investors, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, the composition of the board of directors of the Issuer would be changed to include individuals designated by the Investors and the Common Stock would no longer be traded or quoted. The Merger might also result in the occurrence of one or more of the other matters in the list enumerated below. The Merger is expressly subject to the conditions that all required filings with the SEC by the Issuer, Newco, LJH and the Owl Creek Parties must have been made, and all related deliveries of documents to the stockholders of the Issuer and passage of notice periods must have occurred, as required under Section 13(e) of the Securities Exchange Act of 1934 and the rules and regulations thereunder.
     Except as described above or in Item 6, the Reporting Persons have no current plans or proposals which relate to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) any action similar to any of those enumerated above.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
Item 6 is amended by adding the following:
     LJH, Newco and the Owl Creek Investors have entered into an Amendment No. 1 to Amended and Restated Transaction Agreement dated as of July 31, 2006 (the “Transaction Agreement Amendment”), which amends the Amended and Restated Transaction Agreement dated as of April 20, 2006 (the “Transaction Agreement”). A copy of the Transaction Agreement was filed as Exhibit 99.2 to Amendment No. 12 to the Schedule 13D/A of the Reporting Persons and is incorporated by reference herein. The summary of the Transaction Agreement Amendment set forth herein is qualified in its entirety by reference to the full text of the Transaction Agreement Amendment which is filed as Exhibit 99.5 hereto.

     Pursuant to the Transaction Agreement Amendment, LJH and the Owl Creek Investors have funded Newco with $10,006,524 from which to pay consideration in the proposed Merger to stockholders of the Issuer, representing the product of $4 multiplied by the number of issued and outstanding shares of Common Stock that are not owned by LJH or the Owl Creek Investors, plus the number of shares of Common Stock that are issuable upon the exercise of existing conversion rights by the holders of certain subordinated convertible PIK notes and holders of warrants, options and stock grant rights, including the LJH Warrant referenced in Item 5. Of this amount, LJH has contributed the sum of $8,057,252 (80.52%) and the Owl Creek Investors have contributed the sum of $1,949,272.00 (19.48%). Pursuant to an Escrow Agreement, dated as of July 31, 2006 (the “Escrow Agreement”), between Newco, the Issuer and American Bank of Texas, as escrow agent, the $10,006,524 used to fund Newco has been placed in escrow to pay the $4 per share cash consideration to all of the holders of outstanding shares of Common Stock of the Issuer, other than those who have perfected their appraisal rights, upon the consummation of the Merger. The summary of the Escrow Agreement set forth herein is qualified in its entirety by reference to the full text of the Escrow Agreement which is filed as Exhibit 99.4 hereto.
     The ownership of the Newco common stock issued to LJH and the Owl Creek Investors is subject to a Stockholders’ Agreement that was executed and delivered in connection with the Initial Transaction Agreement and which was attached to Amendment No. 11 to the LJH Schedule 13D as Exhibit 99.6 (the “Stockholders Agreement”). The Stockholders Agreement restricts the transfer of shares of Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Stockholders Agreement set forth herein is qualified by reference to the full text of the Stockholders Agreement. LJH, the Owl Creek Investors and Newco are also parties to a Registration Rights Agreement dated as of April 10, 2006 that was executed and delivered in connection with the Initial Transaction Agreement and which was attached to Amendment No. 11 to the LJH Schedule 13D as Exhibit 99.7 (the “Registration Rights Agreement”). The Registration Rights Agreement enumerates the parties’ rights regarding registration of their Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Registration Rights Agreement set forth herein is qualified by reference to the full text of the Registration Rights Agreement. The effectiveness of the Stockholders Agreement and the Registration Rights Agreement were suspended by the Transaction Agreement but have been reinstated by the Transaction Agreement Amendment.
     Pursuant to the terms of the Merger Agreement and the Conversion Agreement, the Investors and Newco have executed irrevocable proxies, in the form attached as exhibits to the Conversion Agreement appointing Steven Gerard and Len Singer with full power to vote all shares of the Issuer or Newco owned or thereafter acquired by the Investors in favor of adopting the Merger Agreement and approving of the Merger (the “Proxies”). The summary of the Proxies set forth herein is qualified in its entirety by reference to the forms of the Proxies which are attached as Exhibits A-1 and A-2 to the Conversion Agreement which is filed as Exhibit 99.3 hereto.
     LJH has engaged Mr. Cawthron to advise and represent LJH with respect to its investment in the Issuer and in any discussions undertaken with respect to matters such as those described above at Item 4. LJH has not authorized Mr. Cawthron to enter into binding agreements on its behalf. LJH may compensate Mr. Cawthron from time to time for his actions on behalf of LJH relating to its ownership of the Issuer’s securities upon such terms and conditions as they may agree. The Board of Directors of the Issuer elected Mr. Cawthron as the Chief Executive Officer of the Company in April 2006 at the request of LJH.
     The Transaction Agreement also provides that for a period of 180 days from the execution of the Transaction Agreement, (i) if LJH determines to sell its shares of Common Stock to any person, the Owl Creek Investors may elect to be included in that transaction, (ii) if either of the Owl Creek Investors or LJH receives an offer to purchase their Common Stock, they will first offer it to the other for purchase before they may sell it (iii) each party must consult with the other prior to seeking a buyer of its shares of Common Stock and (iv) none of the Investors may engage in transactions with the Issuer without the prior written consent of the other Investors.
     Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Agreement regarding joint filing of Schedule 13D

99.2	Agreement and Plan of Merger dated as of July 31, 2006, among TAS Holding, Inc. and TIMCO Aviation Services, Inc.

99.3	Conversion, Support and Release Agreement dated as of July 31, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd., Owl Creek Socially Responsible Investment Fund, Ltd., TIMCO Aviation Services, Inc. and TAS Holding, Inc.

99.4	Escrow Agreement dated as of July 31, 2006, between TAS Holding, Inc., TIMCO Aviation Services, Inc. and American Bank of Texas

99.5	Amendment No. 1 to Amended and Restated Transaction Agreement dated as of July 31, 2006, among TAS Holding, Inc., LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd.

99.6	Stockholders’ Agreement dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. And Owl Creek Socially Responsible Investment Fund, Ltd., incorporated by reference to Exhibit 99.6 to Amendment No. 11 to Schedule 13D filed April 13, 2006

99.7	Registration Rights Agreement dated as of April 10, 2006 among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. And Owl Creek Socially Responsible Investment Fund, Ltd., incorporated by reference to Exhibit 99.7 to Amendment No. 11 to Schedule 13D filed April 13, 2006

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: August 2, 2006
LJH, Ltd.

By:	DLH Management, L.L.C. Its general partner

	By:	/s/ Lacy J. Harber

Lacy J. Harber, President

/s/ Lacy J. Harber

Lacy J. Harber

/s/ John R. Cawthron

John R. Cawthron

TAS Holding, Inc.

By:	/s/ John R. Cawthron
John R. Cawthron, President

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Agreement regarding joint filing of Schedule 13D

99.2	Agreement and Plan of Merger dated as of July 31, 2006, among TAS Holding, Inc. and TIMCO Aviation Services, Inc.

99.3	Conversion, Support and Release Agreement dated as of July 31, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd., Owl Creek Socially Responsible Investment Fund, Ltd., TIMCO Aviation Services, Inc. and TAS Holding, Inc.

99.4	Escrow Agreement dated as of July 31, 2006, between TAS Holding, Inc., TIMCO Aviation Services, Inc. and American Bank of Texas

99.5	Amendment No. 1 to Amended and Restated Transaction Agreement dated as of July 31, 2006, among TAS Holding, Inc., LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd.